Media release

Roche

Basel, 29 May 2007

New AIDS Technology Transfers free of charge reinforce Roche's commitment to strengthen local manufacturing in Africa

- Agreements signed with Ethiopia's Addis Pharmaceutical Factory and Zimbabwe's Varichem Pharmaceuticals
- Exploratory talks with further African manufacturers

Roche today announced the agreement of two new technology transfers with local manufacturing companies in Africa; Addis Pharmaceutical Factory in Ethiopia and Varichem Pharmaceuticals in Zimbabwe. As part of Roche's Technology Transfer Initiative, these companies will be provided free of charge with the technical expertise and guidance to manufacture generic HIV medicine, based upon the processes to produce saquinavir, Roche's 2nd line[1] HIV medicine. To date, Roche has Technology Transfer agreements with a total of five companies across Africa since its launch in January 2006. Roche has received expressions of interest from a total of 32 manufacturers in 15 eligible countries, including Kenya, Ghana, Zimbabwe and Nigeria. Roche is working with these individual applicants to assess production over the coming weeks.

William M. Burns, CEO Division Roche Pharma, stated: "These new agreements highlight the positive contribution that the Technology Transfer Initiative is making to help strengthen and expand local manufacturing capabilities for HIV medicines in Africa. Now entering its second year, the initiative reinforces Roche's commitment to find long-term, sustainable solutions to help increase access to healthcare in the world's poorest countries. With more African manufacturers now looking to scale-up production of essential medicines, the launch of this initiative in 2006 highlights Roche as an innovative leader in supporting sustainable solutions to deliver HIV healthcare where it is needed most."

Roche's dedicated team will work onsite at the manufacturing facilities in Ethiopia and Zimbabwe and

[1] WHO treatment guidelines for resource limited settings: www.who.int/3by5/publications/documents/arv_guidelines/en

F. Hoffmann-La Roche Ltd CH-4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
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from its headquarters in Switzerland to undertake the technology transfers. The companies will be able to produce saquinavir for supply throughout Ethiopia and Zimbabwe in addition to any country within sub-Saharan Africa or defined as Least Developed by the United Nations, encompassing 64% of all people living with HIV/AIDS globally.

Archibald Chimuka, Director of Regulatory Affairs, Varichem Pharmaceuticals, Zimbabwe commented "For us the benefits go beyond the production of saquinavir, it improves our entire technical and quality systems. We are eager to work with Roche on this initiative which helps to meet the needs of our people suffering HIV, who simply otherwise would not have access to these badly needed medications."

About Roche's Technology Transfer Initiative

Announced in January 2006, the Roche Technology Transfer Initiative aims to provide local manufacturers with the technical expertise required to produce generic HIV medicines. Manufacturers in sub-Saharan Africa and the Least Developed Countries wishing to produce generic saquinavir for use in these countries will not be required to apply for a voluntary licence, as Roche has committed as part of its global policy not to enforce patents on HIV antiretroviral medicines within these countries. Interested manufacturers should contact the Project Manager, Technology Transfer Initiative at the Roche Kenya office: info.aidstechtransfer@roche.com.

Interested local manufacturers in the following countries are invited to contact Roche to discuss the Technology Transfer Initiative: Afghanistan, Angola, Bangladesh, Benin, Bhutan, Burkina Faso, Botswana, Burundi, Cambodia, Cameroon, Congo, Côte d'Ivoire, Cape Verde, Central African Republic, Chad Comoros, Democratic Republic of Congo, Djibouti, Equatorial Guinea, Eritrea, Ethiopia, Gabon, Ghana, Gambia, Guinea, Guinea-Bissau, Haiti, Kenya, Kiribati, Lao People's Democratic Republic, Lesotho, Liberia, Madagascar, Malawi, Maldives, Mali, Mauritius, Mauritania, Mozambique, Myanmar, Namibia, Nigeria, Nepal, Niger, Rwanda, Samoa, Sao Tome and Principe, Seychelles, Senegal, Sierra Leone, Solomon Islands, Somalia, South Africa, Swaziland, Sudan, United Republic of Tanzania, Timor-Leste, Togo, Tuvalu, Uganda, Vanuatu, Yemen, Zambia, Zimbabwe.

About Roche's patent and pricing policy

In addition to its Technology Transfer Initiative, Roche will maintain its current pricing and patent policy. No patents for any of Roche medicines – across all disease areas – will be filed in the world's Least Developed Countries (LDCs), as defined by the UN. Roche will not file patents on new HIV antiretroviral medicines in LDCs or sub-Saharan Africa. Roche will not take action in these countries against the sale or manufacture of generic versions of antretroviral medicines. Generic versions of such HIV medicines can therefore be produced in LDCs and sub-Saharan Africa without the need for a

voluntary or compulsory licence. Roche makes its HIV protease inhibitors Invirase and Viracept available at no profit prices for direct supplies from Roche Basel to LDCs and sub-Saharan Africa.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Roche & HIV/AIDS: www.roche-hiv.com
- Access to Roche's medicines: www.roche.com/sus_med.htm

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp
-Claudia Schmitt

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